July 7, 2006

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Year Ended December 31, 2005

Filed March 6, 2006

Form 8-K Filed April 20, 2006

File No. 1-09853

Dear Ms. Collins:

In connection with your letter dated June 23, 2006 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have presented the Company’s responses in numbered paragraphs corresponding to the numbered paragraphs in your letter. We have also included the headings and comments from that letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion & Analysis of Financial Condition & Result of Operations

Results of Operations, Page 20

1.	Comment: There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (i.e. revenues, gross margins, selling, general and administrative expenses, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change and the underlying business reasons for increases and decreases in revenues and expenses. For example and these are only examples:

•	You disclose that revenues for each period were favorably impacted by the Legato, Documentum and Smarts acquisitions but do not provide investors an understanding of the extent acquisitions impacted revenues, gross margins and expenses;

Ms. Kathleen Collins

Accounting Branch Chief

July 7, 2006

•	You disclose in the introduction that you have expanded product offerings but do not quantify the impact of new product offerings on revenues;

•	You disclose that through cost control efforts gross margins improved and selling and administrative expenses decreased but do not describe the nature of the cost controlling efforts i.e. reduction in personnel, reduction in lease expense, improved efficiencies etc.; and

•	You disclose significant changes in your effective income tax rate each year but do not provide investors an understanding of the expected effective income tax rate in future periods, if possible.

We refer you to SEC Releases 33-6835 and 33-8350.

Response: We acknowledge the Staff’s comment and in future filings, to the extent reasonably practical, we will quantify any changes in our results of operations that we believe are necessary to an understanding of our financial condition and results of operations. We respectfully submit that in our filings with the Commission, we believe that in situations in which we are able to quantify the sources that contribute to a material change and believe that such quantification is necessary to an understanding of our business as a whole, we have provided such information. In the examples provided in the Staff’s comments, the information was either not available in the form the Staff has suggested or did not reflect the manner in which management of EMC evaluated the business.

For instance, we disclose on page 21 of our Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”) that our multi-platform software revenues were favorably impacted by the Legato, Documentum and Smarts acquisitions. However, this is not to say that this impact can be directly or specifically broken out. Certain of the products that have been acquired from these companies have been integrated into other existing EMC products, while some of the products continue to be sold in the form in which they were acquired. Given this, we are only able to directly quantify a portion of the revenue increase directly attributable to these acquisitions, i.e. those that continue to be sold in the form in which they were acquired. We believe it would not be relevant to provide quantification on only a portion of the revenue increase attributable to these acquisitions and would in fact not accurately portray the favorable impact of these acquisitions. We also believe that, given the nature of the integration of the acquired companies, we would not be able to ascertain the impact of the acquisitions on our gross margins and expenses.

Ms. Kathleen Collins

Accounting Branch Chief

July 7, 2006

With regard to our discussions on cost control, we note that our disclosure states that we were able to achieve higher sales volume while at the same time improving our manufacturing cost structure. We further disclosed that we had a more efficient cost structure for software maintenance and professional service offerings. These improvements and efficiencies in our cost structure resulted in our ability to grow our revenues at a higher rate than that at which we grew our expenses. We respectfully submit to the Staff that the only noted cost reduction in the 10-K was a decrease in our warranty costs, which was quantified on p. 22 of the 10-K.

We also respectfully advise the Staff that our disclosure regarding selling, general and administrative expenses does not state that such expenses decreased, but states rather that SG&A decreased as a percentage of revenue in 2005 compared to 2004 as we achieved higher sales volume while controlling our cost structure.

With regard to our income tax rate, we were not in a position at the time we filed our Form 10-K to provide a reasonable estimate of our income tax rate for 2006.

A – Summary of Significant Accounting Policies

Multiple Element Arrangements, page 43

2.	Comment: We note your disclosure that “Fair value is generally determined based on the price charged when the element is sold separately. Fair value of software support service may also be measured by the renewal rate offered to the customer.” Please explain to us what you mean by renewal rates, whether renewal rates are stated in the original agreements and how you use such rates to establish VSOE. Also, if renewal rates vary from customer to customer, how do you reasonably estimate fair value? See paragraph 10 of SOP 97-2.

Response: We supplementally advise the Staff that the primary method we use to determine fair value is the one we disclosed on p. 43 of the 10-K and cited by the Staff: generally, fair value is determined based upon the price charged when the element is sold separately. However, we may also use renewal rates offered to customers in the original contract as a measure of fair value. In such cases, the renewal rate offered to the customer represents the rate stipulated in an agreement that the customer may renew upon the expiration of the original software support service period. In such agreements, if we determine that the renewal rate is substantive, we utilize this renewal rate as a basis to determine VSOE of fair value for the software support service sold to the customer in that specific arrangement. We believe that this approach is consistent with SOP 97-2 paragraphs 10 and 57 as well as Technical Practice Aids ( TPAs ) 5100.54 and 5100.55, which specifically allow the use of a renewal rates as VSOE of fair value

Ms. Kathleen Collins

Accounting Branch Chief

July 7, 2006

and also define circumstances where a renewal rate is not substantive. We consider the circumstances in TPA 5100.54 in evaluating whether renewal rates specified in contracts are substantive.

It is our policy to enforce the renewal rates stipulated in an agreement in the event a customer wants to renew their software support service. Historically, our renewal rates stipulated in our agreements are relatively consistent, as they are priced as a percentage of the related software license.

We understand that Paragraph 10 of SOP 97-2 states that the fee allocated to the various elements in an arrangement should be based on VSOE regardless of any separate prices stated within the contract for each element. We believe that this paragraph, as applied to software support services, refers to the pricing for the original period of support, and does not preclude the use of a stated renewal rate as VSOE of the fair value for that element.

Form 8-K Filed April 20, 2006

3.	Comment: We believe the non-GAAP income statement columnar format appearing in the Form 8-K filed on April 20, 2006 may create the unwarranted impression to investors that the non-GAAP income statements have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove those presentations, or explain to us in reasonable detail why their retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response: We acknowledge that we have presented non-GAAP financial measures in our quarterly earnings release furnished to the Commission in our Form 8-K filed on April 20, 2006 (the “8-K”) and that because such information is furnished under Item 2.02 of Form 8-K, we must comply with the disclosures required by paragraph (e)(1)(i) of Item 10 of Reg. S-K. We respectfully submit that we do not believe that the non-GAAP income statements on our 8-K are misleading and believe we have complied with the affirmative obligations of Item 10 of Reg. S-K as well as the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8 (see our full disclosure on p. 3 of Exhibit 99.1 to the 8-K).

However, given the Staff’s comment, we will modify the form of presentation to show the reconciliation in an alternative format. We have included an example of a revised format as an attachment to this letter.

Ms. Kathleen Collins

Accounting Branch Chief

July 7, 2006

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and
Chief Accounting Officer

Enclosures

cc:	William J. Teuber, Jr.

Attachment

EMC CORPORATION

Selected Non-GAAP Data

For the Three Months Ended March 31, 2006

(in thousands, except per share amounts)

Unaudited

	Costs and Expenses			Operating Income	Income before Tax	Income Tax Provision	Net Income	Net Income per weighted average share, basic	Net Income per weighted average share, diluted
	Cost of Revenue	Research & Development	Selling, General and Administrative
GAAP	$1,217,344	$283,489	$748,224	$302,824	$365,333	$89,505	$272,456	$0.12	$0.11

Adjustments to reconcile to Non-GAAP:

Stock Option Expense (1)	(17,395)	(16,885)	(40,964)	75,244	75,244	14,230	64,386	0.03	0.03
Restricted Stock Expense (1)	(1,908)	(8,377)	(18,087)	28,372	28,372	7,864	20,508	0.01	0.01
Intangible Amortization (2)	(21,599)	(18,087)	(10,330)	35,342	35,342	12,349	22,993	0.01	0.01

Non-GAAP	$1,176,442	$254,814	$678,843	$441,782	$504,291	$123,948	$380,343	$0.16	$0.16

(1)	Represents equity compensation recognized pursuant to Financial Accounting Board Standard No. 123R “Share-Based Payment”.
(2)	Represents amortization associated with intangible assets acquired in connection with business combinations.